UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ARQIT QUANTUM INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G0567U101

(CUSIP Number)

D2BW Limited

c/o Arqit Limited

3 Orchard Place

London SW1H 0BF, United Kingdom
+44 203 91 70155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U101
1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only)
D2BW Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		19,518,927
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		19,518,927

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,518,927
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
11.4% (based upon 170,562,393 ordinary shares issued and outstanding as of September 13, 2024).
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. G0567U101
1.	Name of Reporting Person
David Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		12,162,444
Beneficially	8.	Shared Voting Power
Owned by		20,518,927
Each	9.	Sole Dispositive Power
Reporting		12,162,444
Person With	10.	Shared Dispositive Power
		20,518,927

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
32,681,371
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
19.2% (based upon 170,562,393 ordinary shares issued and outstanding as of September 13, 2024).
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. G0567U101
1.	Name of Reporting Person
David Bestwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		6,074,699
Beneficially	8.	Shared Voting Power
Owned by		20,518,927
Each	9.	Sole Dispositive Power
Reporting		6,074,699
Person With	10.	Shared Dispositive Power
		20,518,927

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
26,593,626
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
15.6% (based upon 170,562,393 ordinary shares issued and outstanding as of September 13, 2024).
14.	Type of Reporting Person (See Instructions)
IN

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 17, 2021, as amended on October 12, 2021, February 3, 2023, and April 14, 2024 (the “Filing”), by D2BW Limited, David Williams and David Bestwick (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Arqit Quantum Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

This Amendment is made to report the transfer by the Reporting Persons of beneficial ownership of an aggregate of 12,045,103 Ordinary Shares pursuant to the terms of the previously-disclosed Loan Documents and the termination of such Loan Documents.

The information set forth below updates the Filing and a response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 10, 2024, the Loan Agreement was terminated and the Lender took beneficial ownership of 12,045,103 Ordinary Shares which had been pledged to secure the loan pursuant to the Loan Documents, as a result of which the Reporting Persons are no longer the beneficial owners thereof. Following the termination, there are no longer any Ordinary Shares pledged under the Loan Documents.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)  As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 170,562,393 ordinary shares issued and outstanding as of September 13, 2024):

D2BW Limited			Ordinary Shares
(a)	Amount beneficially owned:		19,518,927
(b)	Percent of class:		11.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	19,518,927
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	19,518,927

David Williams (1)(2)			Ordinary Shares
(a)	Amount beneficially owned:		32,681,371
(b)	Percent of class:		19.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	12,162,444
	(ii)	Shared power to vote or to direct the vote	20,518,927
	(iii)	Sole power to dispose or to direct the disposition of	12,162,444
	(iv)	Shared power to dispose or to direct the disposition of	20,518,927

David Bestwick (1)(3)			Ordinary Shares
(a)	Amount beneficially owned:		26,593,626
(b)	Percent of class:		15.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	6,074,699
	(ii)	Shared power to vote or to direct the vote	20,518,927
	(iii)	Sole power to dispose or to direct the disposition of	6,074,699
	(iv)	Shared power to dispose or to direct the disposition of	20,518,927

(1)  Mr. Williams and Mr. Bestwick collectively own all of the outstanding share capital of D2BW Limited, and hold voting power over 1,000,000 shares owned by the Williams and Bestwick Foundation, and are therefore deemed beneficial owners of the ordinary shares of the Issuer directly held by D2BW Limited and the Williams and Bestwick Foundation.

(2) In addition to the 19,518,927 ordinary shares of the Issuer owned by D2BW Limited and 1,000,000 shares owned by the Williams and Bestwick Foundation, Mr. Williams directly owns an additional 12,162,444 ordinary shares of the Issuer, including shares that were issued upon the vesting of restricted share units that were granted to Mr. Williams in connection with his services to the Issuer.

(3) In addition to the 19,518,927 ordinary shares of the Issuer owned by D2BW Limited and 1,000,000 shares owned by the Williams and Bestwick Foundation, Mr. Bestwick directly owns an additional 6,074,699 ordinary shares of the Issuer, including shares that were issued upon the vesting of restricted share units that were granted to Mr. Bestwick in connection with his services to the Issuer.

Each Reporting Person disclaims beneficial ownership in the ordinary shares reported on this Schedule 13D except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(c)  Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)  No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the ordinary shares to which this Schedule 13D relates.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

To the extent applicable, the information in Items 3 and 4 is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2024

D2BW Limited

By:

/s/ David Williams
Name: David Williams
Title: Director

DAVID WILLIAMS

/s/ David Williams

DAVID BESTWICK

/s/ David Bestwick